UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED

17/F, East Tower
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited

	By:	/s/ Bin Laurence
	Name:	Bin Laurence
	Title:	Chief Financial Officer

Date: October 25, 2013

Exhibit Index

Exhibit 99.1 — Notice of Annual General Meeting